December 8, 2017

FILED VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Stephen Krikorian, Accounting Branch Chief
Ivan Griswold, Staff Attorney
Katherine Wray, Staff Attorney

Re:    PROS Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed October 26, 2017
File No. 001-33554

Dear Mr. Krikorian:

We are writing in response to the comment letter to Mr. Reiner of PROS Holdings, Inc. (the “Company”) dated November 27, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 filed on February 15, 2017 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A filed on April 7, 2017 (“Proxy Statement”), and Quarterly report on Form 10-Q for the Quarterly Period Ended September 30, 2017 filed on October 26, 2017 (the “Form 10-Q”). This letter restates the numbered paragraphs from the Comment Letter together with the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 7, 2017)

Summary Compensation Table, page 44

1.
We note that you have included compensation information for only your principal executive and financial officers, and your former chief operating officer. We further note your disclosure on page 29 indicating that you have only two executive officers. However, the executive profiles page of your website suggests that you may have additional executive officers. In this regard, you include a number of vice-presidents in the “Corporate Governance - Leadership Team” section of your website. As you are aware, the term “executive officer,” includes, without limitation, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function.

In this regard we note the following biographical information for certain of your employees:

•	Mr. Jahoda is described as leading the company’s professional services organization.

•
Mr. Rob Reiner is described as being “responsible for the company’s technology vision, strategy and roadmap for product management, product development and science, as well as customer support and cloud operations.”

•	Mr. Yuen is president of the Travel Division.

In light of the functions performed by these employees, please explain how you determined that you do not have any additional executive officers for whom executive compensation disclosure was required for 2016. Refer to Item 402(a)(3) of Regulation S-K and Rule 3b-7 under the Securities Exchange Act of 1934.

Response: The Company reviews the roles and responsibilities of its various officers and key employees on an annual basis and determines which of those individuals meets the standards to be an “executive officer” pursuant to Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although the Company has fewer executive officers than many companies, and also several individuals with titles that may suggest the Company has other “executive officers,” the Company believes that for the reasons detailed below that in 2016, none of the Company’s employees except for Mr. Andres Reiner, the Company’s President and Chief Executive Officer, Mr. Stefan Schulz, the Company’s Executive Vice President and Chief Financial Officer, and Mr. Blair Crump, the Company’s former Chief Operating Officer, met the definition of “executive officer” for purposes of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), Item 402(a)(3)(iii) of Regulation S-K and Rule 3b-7 under the Exchange Act.
The Company respectfully advises the Staff that the Company effectively operates as one single business unit, all under the specific determination and direction of Messrs. A. Reiner, Crump and Schulz. For example, the Company does not have separate business units, divisions or functions as the Company is closely managed at all levels and across all functions (including product development, professional services, sales and marketing). As a result, in 2016, all strategic and material operating decisions, and all decisions relating to the Company’s financial operations, including those relating to product development, professional services, sales, strategy and marketing, were made exclusively by Messrs. A. Reiner, Schulz and Crump, upon consultation with the Company’s Board of Directors, as appropriate. Similarly, each of Messrs. Jahoda (Senior Vice President, Professional Services), Rob Reiner (Chief Technical Officer), and Yuen (President, Travel Division) were under the direct or indirect supervision of Messrs. A. Reiner, Crump and Schulz, who made the strategic and material operating decisions for the Company in 2016. Each of Messrs. Jahoda, R. Reiner and Yuen assist in implementing the policies and decisions made by the Company’s Chief Executive Officer, Chief Financial Officer and former Chief Operating Officer, but do not have the authority to (and do not) formulate policy or independently make other major decisions on behalf of the Company. In addition, none of Messrs. Jahoda, R. Reiner, or Yuen have the authority to enter into contracts, to establish Company policy, to make capital expenditures, or to change the strategic direction of the Company without the prior approval of Messrs. A. Reiner, Schulz, or (previously) Crump. Finally, Mr. Yuen’s title as “President, Travel division” reflects his substantial tenure with the Company. Mr. Yuen is one of several employees reporting directly to Mr. A. Reiner responsible for building and maintaining relationships with Company customers in the travel industry (one of the ten focus industries that the Company highlights on its website). The Company lists these individuals on its website as they are key points of contact for the Company’s customers.
As disclosed in the Company’s Proxy Statement, the Company’s Board of Directors has determined that certain individuals, including Messrs. Jahoda, R. Reiner, and Yuen constitute “significant employees” pursuant to Item 401(c) of Regulation S-K. Under Item 401(c) of Regulation S-K, a registrant’s employees who are not executive officers but who make or are expected to make significant contributions to the business of the registrant are “significant employees.” These individuals were listed as “significant employees” because they contribute significantly to the Company’s business. However, as discussed above, the Company’s Board of Directors has determined that these individuals are not “officers” as defined by Rule 16a-1(f) of the Exchange Act.

The Company’s Board of Directors evaluates which individuals meet the definition of “executive officer” on an annual basis and, more frequently as appropriate, when employees join the Company or when existing employee roles change or expand. For example, the Company’s Board of Directors determined that Mr. Thomas Dziersk, who joined the Company in October 2017 as Executive Vice President of Worldwide Sales, meets the definition of “executive officer”

for 2017 based on his assigned duties. To the extent the Company determines that additional persons qualify as “executive officers” of the Company, as defined by Securities Act Rule 405 and Exchange Act Rule 3b-7, the Company will identify them as “executive officers” in its future filings with the Commission, and provide the disclosure regarding any additional executive officers as required by Item 402 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

Maintenance and support revenue, page 24

2.
You state that a portion of your maintenance contracts are recognized on a cash basis. Tell us the amount of revenue recognized on this basis in each of the periods presented and for each of the last two fiscal years. Please explain why these contracts are recognized as cash is collected and how you have addressed this policy in your revenue recognition policy disclosure that indicates that you recognize revenue from maintenance arrangements ratably over the period in which the services are provided. If the cash basis is used as a result of your assessment that collection of the fee in these arrangements is not reasonably assured, tell us how this is addressed in your discussion of liquidity.

Response: The Company respectfully advises the Staff that the amount of maintenance and support revenue recognized by the Company on a cash basis for each of the periods presented, and for each of the last two fiscal years is as follows:

Maintenance and support revenue recognized on a cash basis for the three months ended September 30, 2017 and 2016 was $0.6 million and $0.9 million, respectively. In addition, the percentage of total maintenance and support revenue recognized on a cash basis for the three months ended September 30, 2017 and 2016 was 3% and 5%, respectively.

Maintenance and support revenue recognized on a cash basis for the nine months ended September 30, 2017 and 2016 was $2.8 million and $2.2 million, respectively. The percentage of total maintenance and support revenue recognized on a cash basis for the nine months ended September 30, 2017 and 2016 was 5% and 4%, respectively.

Maintenance and support revenue recognized on a cash basis for the fiscal year ended December 31, 2016 and 2015 was $3.1 million and $0.9 million, respectively. The percentage of total maintenance and support revenue recognized on a cash basis for fiscal year ended December 31, 2016 and 2015 was 5% and 1%, respectively.

The Company recognizes a portion of maintenance and support contracts on a cash basis in accordance with the revenue recognition guidance contained in ASC 985-605. The Company advises the Staff that the Company believes that collectability was not reasonably assured for certain customers in specific global geographical regions with a history of late payments beyond their contractual payment terms, and on a more limited basis, other customers based on specific facts and circumstances around collection. Accordingly, since the maintenance services have already been provided, revenue on such maintenance contracts was recognized when cash was received from the customer.

The Company believes it has adequately disclosed its revenue recognition policy in Note 2 - Summary of Significant Accounting Policies by noting that the Company commences revenue recognition when all of the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	Collection of the fee is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed and determinable.

To provide additional clarity in future filings, the Company will supplement its Summary of Significant Accounting Policies to specifically note that there are limited instances where maintenance and support revenue is recognized at the latter of when the services are provided and when payment is received based on the Company’s belief that collectability was not reasonably assured.

The Company respectfully advises the Staff that the Company does not believe that the amount of maintenance and support revenue recognized on a cash basis would enhance an investor’s understanding of the Company’s liquidity due to immateriality and limited volatility as compared to total maintenance and support revenue recognized. The amount of maintenance and support revenue recognized on a cash basis as a percentage of (i) total maintenance and support revenue was less than 6%, and (ii) total revenue was less than 3%. Similarly, the amounts recognized on a cash basis did not fluctuate significantly on a quarter-over-quarter or year-over-year basis as compared to total maintenance and support revenue recognized during these periods.

*****

If you have any questions regarding this letter, please contact me at (713) 335-5151.
Sincerely,

PROS HOLDINGS, INC.

By:	/s/ Damian Olthoff
Damian Olthoff
General Counsel

cc:    Mr. Andres Reiner, PROS Holdings, Inc.
Mr. Stefan Schulz, PROS Holdings, Inc.